September 6, 2024

Payam Zamani
Chief Executive Officer
Inspirato Incorporated
1544 Wazee Street
Denver, CO 80202

       Re: Inspirato Incorporated
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281880
Dear Payam Zamani:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   John Elofson